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Alberta Securities Commission

British Columbia Securities Commission

Dear Madams / Sirs:

Re: Notice of Change of Auditors for Clifton Star Resources Inc.

We have read the Notice of Change of Auditors for Clifton Star Resources Inc. dated June 17, 2015 and are in agreement with the statements contained in such Notice, except that we are not in a position to agree or disagree with the Company’s statement in items 4 and 5.

Yours very truly,

/s/KPMG LLP*

June 22, 2015

Montreal, Canada

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*CPA auditor, CA, public accountancy permit No. A115894

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